# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, Switzerland (V8), 1066
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-024395
Filed by CIK 0001403525

## Reporting persons
- Oaktree Fund Administration, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,673,441; sole dispositive power 0; shared dispositive power 4,673,441; aggregate amount beneficially owned 4,673,441 (4.14% of the class)
  Comment: The reported securities represent 4,409,794 shares of Common Stock and 263,647 shares of Common Stock issuable upon exercise of warrants to acquire shares of Common Stock ("Warrants").
  
  The reported percentage is calculated based on (i) 112,499,395 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025, as increased by (ii) 263,647 Common Stock issuable in respect of the Warrants.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,673,441; sole dispositive power 0; shared dispositive power 4,673,441; aggregate amount beneficially owned 4,673,441 (4.14% of the class)
  Comment: The reported securities represent 4,409,794 shares of Common Stock and 263,647 shares of Common Stock issuable upon exercise of Warrants.
  
  The reported percentage is calculated based on (i) 112,499,395 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025, as increased by (ii) 263,647 Common Stock issuable in respect of the Warrants.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,673,441; sole dispositive power 0; shared dispositive power 4,673,441; aggregate amount beneficially owned 4,673,441 (4.14% of the class)
  Comment: The reported securities represent 4,409,794 shares of Common Stock and 263,647 shares of Common Stock issuable upon exercise of Warrants.
  
  The reported percentage is calculated based on (i) 112,499,395 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025, as increased by (ii) 263,647 Common Stock issuable in respect of the Warrants.
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this Statement.
- Brookfield Corporation: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this Statement.
- Brookfield Asset Management, Ltd.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this Statement.
- BAM Partners Trust: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this Statement.

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, Switzerland, 1066

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Oaktree Fund Administration, LLC ("Fund Admin.");
(ii) Oaktree Capital Holdings, LLC ("OCH"), a Delaware limited liability, in its capacity as the indirect manager of Fund Admin.;
(iii) Oaktree Capital Group Holdings GP, LLC ("OCGH," and together with Fund Admin. and OCH, the "Oaktree Reporting Persons"), a Delaware limited liability company, in its capacity as an indirect owner of OCH;
(iv) Brookfield Asset Management ULC, a British Columbia corporation ("Brookfield ULC"), in its capacity as an indirect owner of OCH;
(v) Brookfield Asset Management Ltd. ("BAM"), a British Columbia company, in its capacity as an owner of Brookfield ULC;
(vi) Brookfield Corporation, an Ontario corporation, in its capacity as an owner of BAM; and
(vii) BAM Partners Trust (together with Brookfield ULC, Brookfield Corporation, and BAM, the "Brookfield Reporting Persons"), an Ontario trust, in its capacity as the sole owner of the Class B Shares of each of Brookfield Corporation and BAM.
Address of principal business office or, if none, residence:
The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of each of the Brookfield Reporting Persons is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, Canada M5J 2T3.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oaktree Fund Administration, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (11/05/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (11/05/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (11/05/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash/Managing Director, Legal & Regulatory (11/05/2025)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava/ Managing Director, Legal & Regulatory (11/05/2025)
- Brookfield Asset Management, Ltd.: /s/ Kathy Sarpash, Kathy Sarpash/ Managing Director, Legal & Regulatory (11/05/2025)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash/Secretary (11/05/2025)